May 26, 2010

Via EDGAR

US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
450 Fifth Street, NW
Washington, DC 20549

RE:	BOK Financial Corporation
Form 10-K Filed February 26, 2010
Form 10-Q Filed April 30, 2010
File No. 000-19341

Dear Mr. West:

This letter confirms receipt of your comment letter dated May 20, 2010.  We will respond to your comments on or before June 21, 2010.

Please contact me at 918-588-6319 or John Morrow at 918-588-8673 if you have any questions.

Sincerely,

/s/ Steven E. Nell
Steven E. Nell
Executive Vice President, Chief Financial Officer

Cc:	John Morrow
Tamara Wagman